UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press Release Dated October 19, 2011: Statement by the Owners and Managers of the RENA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 21, 2011

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

Statement by the Owners and Managers of the RENA

ATHENS, GREECE --October 19, 2011-- Owners and Managers of the containership RENA wish to thank the authorities, the salvors and the experts on site, who have been working tirelessly in order to salvage the vessel, its cargo and fuel oil and reduce the environmental consequences of the regrettable grounding.

We also wish to thank the numerous volunteers for their extraordinary efforts in the clean-up operations, which by all accounts, have made a huge difference.

At present, the key priority is the completion of the de-bunkering operations, which Owners and Managers are following closely and supporting the salvors in their complex task.

We wish to stress that Costamare has a long history of environmental sensitivity and takes this casualty with the utmost seriousness. While it would be premature for us to say anything further while the salvage operation is on-going, Costamare will be there to do the right thing, as the situation becomes clearer.

We and our underwriters, The Swedish Club, one of the world’s most respected marine mutual insurers, together with our salvors, contractors and other experts are doing everything that can be done to minimise the effects of the pollution and will continue to do so.

For reference, The Swedish Club has made the following comment:

Costamare has had ships entered for cover with the Swedish Club for some 30 years. This cover includes pollution liabilities. The owner’s obligations in this situation will be met in full. Both Costamare and the Swedish Club deeply regret that this accident has occurred and that environmental damage has resulted. (www.swedishclub.com)

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter.  Costamare Inc. has 36 years of history in the international shipping industry and a fleet of 61 containerships, including 10 newbuilds on order and one secondhand vessel to be delivered, with a total capacity of approximately 337,000 TEU. Costamare Inc.’s common shares trade on the New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statement

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "believe", "intend", "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should", "could" and "expect" and similar expressions. These statements are not historical facts but instead represent only Costamare's belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare's control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption "Risk Factors."

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com